United States securities and exchange commission logo





                             August 18, 2023

       Brandon Ribar
       Chief Executive Officer
       SONIDA SENIOR LIVING, INC.
       14755 Preston Road, Suite 810
       Dallas, Texas 75254

                                                        Re: SONIDA SENIOR
LIVING, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2023
                                                            File No. 333-273716

       Dear Brandon Ribar:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 4, 2023

       General

   1. A portion of the securities you are registering appear related to an indirect primary offering for investors
in an equity line financing. In these circumstances, we view the transaction to be a
primary offering that can only proceed on an at-the-market basis under
                                                        Rule 415(a)(4) if the
company is eligible to conduct a primary offering on Form S-3. We further note your
recent defaults on loans with Fannie Mae and Protective Life Insurance
                                                        Company. We note you
became current, as of August 4, 2023, for one of the properties that was in default
with Protective Life Insurance Company. Please provide us with a detailed analysis
supporting your eligibility to use Form S-3, focusing on whether any such defaults, in the
aggregate, are material to the financial position of your company and its consolidated and
unconsolidated subsidiaries, taken as a whole. See General Instruction
 Brandon Ribar
SONIDA SENIOR LIVING, INC.
August 18, 2023
Page 2
      I.A.4 of Form S-3 and refer to the guidance provided in Question 115.12 of the Division
      of Corporation Finance   s Compliance and Disclosure Interpretations of
Securities Act
      Forms.
2. Please revise the exhibit table and file all shareholder agreements and debt agreements related to the transactions described in your registration statement, which would include:
          November 21, 2021 Financing Agreement;
          Equity Commitment Agreement;
          Investor Rights Agreement; and
          Registration Rights Agreement.

      We also note that you incorporate by reference to your Form 8-K filed on July 5, 2023 and that the Equity Commitment Agreement is further incorporated by reference in that Form
      8-K. However, you need to identify and file that agreement separately and may not
      "double incorporate." See Securities Act Rule 411(e).

3. Please revise to disclose that each of the selling shareholder is an underwriter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas O'Leary at (202) 551-4451 or Lauren Nguyen at
(202) 551-3642
with any other questions.



                                                             Sincerely,

FirstName LastNameBrandon Ribar                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameSONIDA SENIOR LIVING, INC.
                                                             Services
August 18, 2023 Page 2
cc:       Paul Conneely, Esq.
FirstName LastName